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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Valley National Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1655 Valley Center Parkway, Suite 100
(No. and Street)

Bethlehem,	PA.	18017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew E. Petrozelli, President and CEO	610-868-9000	mpetrozelli@valleynationalgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route One South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

9/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew E. Petrozelli, _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Valley National Investments, Inc. _____, as of 12/31 _____, 2023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> Commonwealth of Pennsylvania - Notary Seal
> Lauren Kelly, Notary Public
> Northampton County
> My commission expires September 26, 2027
> Commission number 1438587
> Member, Pennsylvania Association of Notaries

Signature: _____

Title: CEO _____

Lauren Kelly
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

VALLEY NATIONAL INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2023

(with supplementary information)

<u>**C O N F I D E N T I A L**</u>
<u>**Pursuant to Rule 17a-5(e)(3)**</u>

TABLE OF CONTENTS

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Stockholder
of Valley National Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Valley National Investments, Inc.** (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2022.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 22, 2024

Miami ● Los Angeles ● Cayman Islands

VALLEY NATIONAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	26,505
Clearing deposit		25,000
Fees receivable		14,075
Prepaid expenses		9,719
Investments in securities, at fair value		259,564
TOTAL ASSETS	$	334,863

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions and other payables	$	582
Payable to related parties		68,569
TOTAL LIABILITIES		69,151

STOCKHOLDER'S EQUITY

Common stock – Par value $1.00 per share, 500,000 shares authorized, 1,771 shares issued of which 1,000 are outstanding and 771 shares are held in treasury	1,771
Treasury stock, at cost	(182,178)
Additional paid in capital	64,017
Retained earnings	382,102
	265,712
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 334,863

The accompanying notes are an integral part of these financial statements.

VALLEY NATIONAL INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES

Commissions and fees	$	376,577
Interest and dividends		10,915
Change in unrealized gain on securities		349
		387,841

EXPENSES

Commissions and fees	59,064
Clearing costs	1,427
Insurance	9,994
Dues, licenses, and publications	3,019
Management fees – related party	212,243
Professional fees	40,000
Regulatory fees	14,321
Software supplies	14,529
Interest – related parties	3,405
Taxes	641
Other expenses	5,345
	363,988

NET INCOME	$	23,853

VALLEY NATIONAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2023	$ 1,771	$(182,178)	$ 64,017	$ 358,249	$ 241,859
Net income	-	-	-	23,853	23,853
Balance, December 31, 2023	$ 1,771	$(182,178)	$ 64,017	$ 382,102	$ 265,712

The accompanying notes are an integral part of these financial statements.

VALLEY NATIONAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	23,853
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in unrealized gains on securities		(349)
Changes in operating assets and liabilities:		
Decrease in:		
Fees receivable		7,194
Prepaid Expense		800
(Decrease) in:		
Commissions and other payables		(828)
Due to related parties		(13,351)
Other liabilities		(1,097)
NET CASH PROVIDED BY OPERATING ACTIVITIES		16,222
INCREASE IN CASH AND CASH EQUIVALENTS		16,222
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		10,283
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	26,505
Supplemental Cash Flow Information		
Interest paid – related parties	$	3,405

The accompanying notes are an integral part of these financial statements.

VALLEY NATIONAL INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

NOTE 1: **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

NATURE OF BUSINESS

Valley National Investments, Inc. (the "Company") is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a member of a controlled group of corporations. The Company does most of its business activity within Pennsylvania and New Jersey.

BASIS OF PRESENTATION AND USE OF ESTIMATES

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SECURITIES TRANSACTIONS

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Marketable securities are carried at fair value, with changes in value included in the statement of operations in the period of change.

ADVERTISING

Advertising costs are expensed as incurred and are included in management fees.

DATE OF MANAGEMENT'S REVIEW OF SUBSEQUENT EVENTS

Management has evaluated events through March 22, 2024, the date on which the financial statements were available to be issued. There were no subsequent events that required disclosures and/or adjustments.

NOTE 2: REVENUE RECOGNITION

The company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract , and (e) recognize revenue when (or as) the entity satisfies a performance obligation in determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commission Fee Income

The Company earns commissions by executing client transactions in stocks, mutual funds, variable annuities and other financial products and services. Commission income and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, and counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

12B-1 Fee and Variable Annuity Income

The Company earns monthly and quarterly mutual fund and variable annuity fees for investors that were introduced and invested in the funds and annuity contracts. The Company has determined that the criteria for a contract is satisfied and revenue is recognized simultaneously when the amount of consideration has been received at the clearing broker or the Company. This determination was made since the Company cannot deem the consideration probable to be collected until that point in time.

Additionally, at the point in time that the consideration has been received, the Company's sole performance obligation to introduce the investor has been completed, the consideration is now fixed and determinable and there are no other obligations that the Company needs to fulfill. The Company has determined that it cannot be assured that there will not be a significant reversal of revenue recognized until the third-party mutual fund companies and/or annuity companies release payment.

Advisory Fees

The Company is an affiliate of a registered investment advisor ("RIA") as a member of a controlled group owned by one owner, Valley National Advisers, Inc. ("VNA"). Advisory fee revenue for the Company represents fee-based revenue for VNA client accounts at the Company's clearing firm, National Financial Services, LLC. The Company collects and records fees charged to clients as advisory fees revenue on a gross basis and then passes along the gross fees collected to VNA. As a result, the gross advisory fees paid to VNA are classified as commissions and fees expense in the statements of operations.

NOTE 2: <u>REVENUE RECOGNITION (CONTINUED)</u>

Disaggregation of Revenue

Components of commissions and fees revenue for the year ended December 31, 2023 were as follows:

12B-1 fee and variable annuity income	$ 319,080
Advisory fees	39,018
Mutual fund commissions	14,593
Securities commissions	3,886
Total commissions and fees	$ 376,577

Allowance for Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company identified commissions receivable and amounts due from clearing broker as potentially impacted by the guidance. The Company's expectation is that the credit risk associated with its commissions receivable and amounts due from clearing broker are not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2023.

NOTE 3: <u>CASH AND CASH EQUIVALENTS</u>

The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

NOTE 4: <u>VALUATION OF INVESTMENTS IN SECURITES AT FAIR VALUE</u>

FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

VALLEY NATIONAL INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

NOTE 4: VALUATION OF INVESTMENTS IN SECURITES AT FAIR VALUE (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Valuation Techniques:

U.S. government bonds are valued using quoted market prices in active markets at their last sale price as of the last business day of the year. Valuation adjustments are not applied. Accordingly, U.S. government bonds are categorized in level 1 of the fair value hierarchy.

The following table present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023.

	Level 1	*Level 2*	*Level 3*	*Total*
Government Bonds	$259,564	$ -	$ -	$259,564

NOTE 5: INCOME TAXES

The Company elected to be treated as an "S Corporation" for income tax purposes as provided in Section 1362 of the Internal Revenue Code. An "S Corporation" is generally not subject to federal or state income taxes and as such no provisions are made for Federal or state income taxes in the accompanying financial statements.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2020.

NOTE 6: <u>**CREDIT AND MARKET RISK**</u>

A clearing broker-dealer carries all of the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

At December 31, 2023, cash and cash equivalents were held on deposit at diversified U.S. financial institutions which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

NOTE 7: <u>**RELATED PARTY TRANSACTIONS**</u>

Valley National Group, Inc., a related entity, a member of a controlled group owned by one owner which was elected as the common paymaster, assesses management fees to the Company. The assessments are based on the Company's profitability and utilization of resources. For the year ended December 31, 2023, the management fee amounted to $212,243. Due to related parties as of December 31, 2023 is $65,551 and $3,018 payable to Valley National Advisers, Inc. and Valley National Group, Inc, respectively, in respect to this agreement. For the year ended December 31, 2023, $3,405 of interest expense was incurred related to these balances.

NOTE 8: <u>**NET CAPITAL REQUIREMENTS**</u>

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2023, the Company had net capital of $249,237 which was $199,237 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.28 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

VALLEY NATIONAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

NET CAPITAL

Total stockholder's equity	$	265,712
Deductions and/or charges:		
Non-allowable assets:		
Fees receivable		2,504
Prepaid expenses		9,719
		12,223

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES 253,489

Haircuts on securities		
Trading and investment securities:		
Government bonds		4,252

NET CAPITAL $ 249,237

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	50,000
Excess net capital	$	199,237

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Commissions and other payables	$	582
Payable to related parties		68,569
TOTAL AGGREGATE INDEBTEDNESS	$	69,151

Ratio: Aggregate indebtedness to net capital	0.28 to 1

There are no material differences between the computation of the net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2023.

VALLEY NATIONAL INVESTMENTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

The Company does hold cash or securities on behalf of customers as defined in Rule 15c3-3. Accordingly, the Company is exempt from the requirements of that rule and therefore does not prepare either the reserve requirements computation or information relating to possession or control regarding customer assets.

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Stockholder of
Valley National Investments, Inc.

We have reviewed management's statements, included in the accompanying Valley National Investments, Inc.'s Exemption Report, in which (1) **Valley National Investments, Inc.** (the "Company") identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the Exemption Provision and its statements.

The Company is also filing the Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to direct sale of mutual funds and variable annuities. In addition, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the Exemption Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 22, 2024

Miami ● Los Angeles ● Cayman Islands

VALLEY NATIONAL INVESTMENTS, INC.
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2023

Valley National Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, " Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) and has met the identified exemption provisions throughout the year ended December 31, 2023 without exception.

(2) The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to direct sale of mutual funds and variable annuities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Valley National Investments, Inc.

I, Matthew Petrozelli, affirm, that, to the best of my knowledge and belief, this Exemption Report is true and correct.



President & CEO

3/22/24 _____ (date)